Exhibit (a)(1)(i)(a)

Amendment No. 1 to

Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

Westmoreland Resource Partners, LP

by

Westmoreland Coal Company Asset Corporation

a wholly owned subsidiary of

Westmoreland Coal Company

at

$0.01 per Common Unit

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019, UNLESS THE OFFER IS EXTENDED. COMMON UNITS IN WESTMORELAND RESOURCE PARTNERS, LP TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019.

This Amendment No. 1 (“Amendment No. 1”) amends, as set forth below, the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”) relating to the offer by Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), is offering to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Amendment No. 1 and the related letter of transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements, collectively constitute the “Offer” described in this Offer to Purchase. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 1 should be read together with the Offer to Purchase and the related letter of transmittal. All references to and requirements regarding the Offer to Purchase and the related letter of transmittal shall be deemed to refer to the Offer to Purchase, as supplemented by this Amendment No. 1 and the related letter of transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

* * * * *

The date of this Amendment No. 1 is February 28, 2019

The Offer to Purchase is hereby amended and supplemented as follows:

(1)	All references to “11:59 p.m., New York City Time, on March 13, 2019” are hereby replaced with “one minute after 11:59 p.m., New York City Time, on March 13, 2019”.

(2)

The information set in the first sentence following the caption “Summary Term Sheet—How long do I have to tender my Common Units in the Offer?” in the Offer to Purchase is amended by replacing “5:00” with “one minute after 11:59”.

(3)

The information set in the first paragraph following the caption “Summary Term Sheet—Will the board of directors of the General Partner make a recommendation concerning the Offer?” in the Offer to Purchase is supplemented by inserting the following sentence immediately before the first sentence thereof:

The board of directors of the General Partner is unable to express an opinion on the Offer as to all holders of Common Units and is remaining neutral as to whether holders should tender or refrain from tendering their Common Units pursuant to the Offer.

(4)

The information set in the third paragraph following the caption “Introduction” in the Offer to Purchase is supplemented by inserting the following sentence immediately after the first sentence thereof:

The Offer Price represents a nominal value to be offered in exchange for the Common Units in order to facilitate the primary purpose of the Offer.

(5)	The information set in the third and fourth sentences of the fourth paragraph following the caption “Introduction” in the Offer to Purchase is replaced with the following:

Other than the approval of the Bankruptcy Court, WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. Approval from the Bankruptcy Court to commence the Offer was sought and obtained at a hearing on February 13, 2019. On February 28, 2019, the Bankruptcy Court entered an order authorizing the consummation of the Offer. No further approvals of the Bankruptcy Court are required.

(6)	The information set forth in “Special Factors—Background of the Offer” in the Offer to Purchase is replaced with the following:

October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Bankruptcy Cases”). WCC directly owns the General Partner and manages WMLP through its ownership of the General Partner. Prior to the filing of the Bankruptcy Cases, WMLP and WCC existed as separate entities and each company had its respective equity listed on a national exchange.

During 2018, prior to and subsequent to the October 9, 2018 commencement of the Bankruptcy Cases, the Conflicts Committee met regularly to discuss various aspects of the potential partial repayment and/or discharge of WMLP’s debt under chapter 11 of the Bankruptcy Code, and to receive related advice from the Conflicts Committee’s financial and legal advisors. As part of those discussions, the Conflicts Committee considered certain tax issues in relation to the potential bankruptcy proceedings, including the potential that substantial CODI could result from the cancellation of a portion of WMLP’s debt at the conclusion of the Bankruptcy Cases or from other asset sale transactions by WMLP, and discussed, with input from its financial and legal advisors, various potential approaches, including a possible tender offer, that could allow unaffiliated holders of Common Units (“Unaffiliated Unitholders”), depending on their individual circumstances, to avoid or reduce any allocation of taxable income in respect of their Common Units. Prior to the commencement of the Bankruptcy Cases in October 2018 and while the Common Units were still listed on the New York Stock Exchange, there were no negotiations among WCC, WMLP and their respective lender groups regarding the consideration of a possible tender offer for the purpose of allowing Unaffiliated Unitholders relief from potential allocations of CODI, given the ability of Unaffiliated Unitholders to sell their Common Units on the New York Stock Exchange. After the commencement of the Bankruptcy Cases on October 9, 2018 and the subsequent delisting of the Common Units, the foregoing parties began having internal discussions to consider a potential tender offer, and its potential to allow Unaffiliated Unitholders, depending on their individual circumstances, to avoid or reduce any allocation of CODI.

Following these internal discussions, on or around November 29, 2018, the Conflicts Committee determined that a tender offer of all outstanding Common Units would be in the best interest of WMLP and the Unaffiliated Unitholders, as such a transaction may minimize the negative effects on such stakeholders resulting from the cancellation of WMLP’s outstanding indebtedness in the Bankruptcy Cases. Following such determination, the Conflicts Committee determined that, given the current situation and the pending bankruptcy proceedings of WMLP, the only likely party to make an offer would be WCC. Accordingly, the Conflicts Committee engaged with WCC for the purpose of negotiating the terms of such purchase by WCC for the outstanding Common Units. Specifically, on November 29, 2018, there was a telephonic meeting between the respective advisors of the Conflicts Committee and WCC (the “Initial Meeting”), during which the Conflicts Committee’s advisors relayed the Conflict Committee’s request that WCC make such an offer for the outstanding Common Units. Following the Initial Meeting, WCC and its advisors conducted a telephonic meeting with their secured lender constituency (the “WCC Secured Lenders”) to discuss whether such an offer would be beneficial to WCC and the consummation of its Bankruptcy Cases. WCC and the WCC Secured Lenders determined that such a purchase was not in the best interests of WCC and its stakeholders at that time. Following the Initial Meeting, WCC notified the Conflicts Committee that it would not pursue such a tender offer at that time.

Subsequent to the Initial Meeting, the parties held numerous additional meetings with each other and internally through January 29, 2019. During each meeting between WCC and the Conflicts Committee, the Conflicts Committee sought to determine whether WCC would be willing to purchase the outstanding Common Units for a value that would provide an additional benefit to the Unaffiliated Unitholders separate and apart from the potential elimination of the CODI that could result from a discharge of a portion of WMLP’s debt in the Bankruptcy Cases. In each instance, however, WCC declined to approve such purchase.

On January 29, 2019, WMLP and certain of its debtor subsidiaries filed pleadings with the Bankruptcy Court for allowance of certain administrative expenses against WCC for amounts attributable to certain reclamation liabilities and obligations. In addition, WMLP and its secured lenders filed objections to WCC’s proposed chapter 11 plan. The filing of such claims and objections created a possible obstacle to the consummation of the proposed chapter 11 restructuring of WCC. As a result of these potential intercompany liabilities, on January 30, 2019, the Conflicts Committee, WCC, the WCC Secured Lenders, and each of their respective advisors met telephonically to discuss a possible resolution of the intercompany liabilities. Pursuant to that discussion, the parties determined that a settlement resolving, among other things, WCC’s potential intercompany reclamation liabilities as well as the CODI effect on the Unaffiliated Unitholders would present a path forward that would be beneficial to the restructuring efforts of WCC as well as WMLP and their respective stakeholders.

In accordance with this agreement-in-principle, the parties engaged in discussions every day from January 29, 2019 until February 12, 2019, to negotiate and finalize the specifics of the settlement, including the proposed tender offer. An offer price of $0.01 per Common Unit was proposed as a nominal value which would require no payments of fractional cents or any rounding. On February 12, 2019, the board of directors of the General Partner and the Conflicts Committee met with their financial and legal advisors regarding the Offer. After considering the input of its financial and legal advisors, the Conflicts Committee determined the Offer to be (i) the best reasonably available approach to address the potential tax concerns, because (among other things) it would enable the Unaffiliated Unitholders to make a determination after consultation with their own tax advisors and based on their own respective particular circumstances, and (ii) in the best interests of WMLP and the Unaffiliated Unitholders. The board of directors of the General Partner, as approved by the Conflicts Committee, resolved to recommend that the Unaffiliated Unitholders consider tendering their Common Units in the Offer after consultation with their own tax advisors based on the Unaffiliated Unitholders’ own particular circumstances, but otherwise took no position with respect to whether Unaffiliated Unitholders should tender into the Offer.

On February 12, 2019, WCC and WMLP finalized and agreed to a summary term sheet for an agreement resolving the intercompany matters, and on the same day, the board of directors of WCC approved the Offer. On February 13, 2019, the term sheet was submitted to the Bankruptcy Court, which authorized the commencement of the Offer by WCC on the same day. Pursuant to the Bankruptcy Court’s order, on February 13, 2019, WCC commenced the Offer. On February 28, 2019, the Bankruptcy Court entered an order approving the intercompany settlement agreement pursuant to which WCC was authorized and directed to close the Offer as part of its obligations arising under the intercompany settlement.

(7)	The caption “Special Factors—Purpose of and Reasons for the Offer” in the Offer to Purchase is replaced with the following:

Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives

(8)

The information set forth in the first paragraph following the caption “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” in the Offer to Purchase is supplemented by inserting the following sentence immediately after the first sentence thereof:

The Offer Price of $0.01 per Common Unit was chosen as a nominal value which would require no payments of fractional cents or any rounding.

(9)

The information set forth following the caption “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” in the Offer to Purchase is supplemented by inserting the following paragraph immediately after the first paragraph thereof:

WCC and WMLP evaluated alternatives to the Offer to achieve the objective of potentially reducing or eliminating CODI related to WMLP’s bankruptcy, including WCC’s purchasing additional Common Units in the open market or in privately negotiated transactions, WCC’s acquiring enough Common Units to allow it to exercise the Limited Call Right, or taking no further action to acquire additional Common Units. Each of WCC and WMLP concluded that none of the available alternatives facilitated the primary purpose of the Offer and was more favorable to the interests of WCC and WMLP, respectively, than the Offer. Additionally, pursuant to the settlement resolving intercompany matters between WCC and WMLP, WCC has agreed to facilitate the Offer and has no available alternatives to the Offer under such settlement.

(10)

The information set forth in the second bullet of the second paragraph paragraph following the caption “Special Factors—The Position of WCC Regarding the Fairness of the Offer” in the Offer to Purchase is supplemented by inserting the following sentence immediately after the first sentence thereof:

The Common Units reached an all-time high trading price of $28.34 in the first quarter of 2011 and closed at $2.07 per unit the day that WMLP filed for bankruptcy.

(11)

The information set forth in the third paragraph following the caption “Special Factors—The Position of WCC Regarding the Fairness of the Offer” in the Offer to Purchase is replaced with the following:

WCC did not find it practicable to assign, nor did they assign, specific relative weights to the individual factors considered in reaching their conclusion as to fairness. WCC also did not consider the liquidation value of WMLP’s assets or perform a liquidation analysis in connection with the Offer because it does not consider the liquidation value of WMLP relevant to a unitholders’s decision to tender Common Units in the Offer.

WCC did not solicit any offers during the period that it has owned the General Partner and is not aware of any firm offers for any securities of WMLP during the past two years. In any event, WCC has no intention of selling the Common Units (or any of the general partner interest of WMLP) beneficially owned by it, and therefore did not consider the possibility that any such offers might be made in reaching its conclusion as to fairness.

WCC’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price payable in the Offer to unaffiliated holders of Common Units in light of WMLP’s ongoing bankruptcy proceedings and its lack of going concern value on a stand-alone basis. WCC implicitly considered the value of WMLP in a sale as a going concern by taking into account its current and anticipated business, financial condition, results of operations, prospects and other forward-looking matters. WCC did not, however, explicitly calculate a stand-alone going concern value of WMLP due to its ongoing bankruptcy proceedings and because it did not consider such value relevant to a unitholder’s decision to tender Common Units in the Offer.

(12)	The Offer to Purchase is supplemented by inserting the following disclosure immediately after the disclosure under the caption to “Special Factors—Certain Relationships Between WCC and WMLP”:

8. Plans for WMLP after the Offer

Following the consummation of this Offer, WCC may have the ability to exercise the Limited Call Right for all other outstanding Common Units, however it has no intention to do so as of the date of this Offer. Other than as disclosed herein and in connection with the Bankruptcy Cases (including the expected sale of the remainder of WMLP’s assets in one or more additional transactions), WCC does not have any current intentions, plans or proposals to cause WMLP to engage in any of the following:

•	an extraordinary corporate transaction following consummation of the Offer involving WMLP’s corporate structure, business or management, such as a merger, reorganization or liquidation;

•	the relocation of any material operations or sale or transfer of a material amount of assets;

•	any material change in WMLP’s present dividend rate or policy, or the indebtedness or capitalization of WMLP;

•

any change in the present board of directors of the General Partner or management of WMLP, including, but not limited to, any plans or proposals to change the number or the term of directors of the General Partner or to fill any existing vacancies on the board of directors of the General Partner or to change any material term of the employment contracts of any executive officer of the General Partner; or

•	any other material changes in WMLP’s business.

Nevertheless, following consummation of the Offer, WCC and the management and/or the board of directors of the General Partner may initiate a review of WMLP and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer to enhance the combined businesses and operations of WCC and WMLP in the context of the Bankruptcy Cases and may cause WMLP to engage in the types of transactions set forth above if the management and/or board of directors of the General Partner decides that such transactions are in the best interest of WMLP upon such review. WCC expressly reserves the right to make any changes it deems appropriate in light of such evaluation and review or in light of future developments, including developments in the Bankruptcy Cases.

(13)

The information set forth in the first paragraph following the caption “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Stock Exchange Listing” in the Offer to Purchase is supplemented by inserting the following sentence immediately after the first sentence thereof:

Prior to filing for bankruptcy, the Common Units were listed for trading on the NYSE, but were delisted by the NYSE in connection with WMLP’s bankruptcy filing.

(14)

The information set forth in the last sentence of the first paragraph following the caption “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Registration Under the Exchange Act” in the Offer to Purchase is replaced with the following:

Following the consummation of the Offer, it is WCC’s intention to cause WMLP to terminate the registration of the Common Units under the Exchange Act. If registration of the Common Units under the Exchange Act is not terminated in connection with the consummation of the Offer, it is the present intention of WCC and WMLP to terminate the registration of the Common Units under the Exchange Act in connection with WMLP’s bankruptcy proceedings.

(15)

The information set forth following the caption “The Offer—Certain Information Concerning WMLP —Summary Consolidated Financial Information” in the Offer to Purchase is supplemented by inserting the following sentence immediately after the summary financial information therein:

As of September 30, 2018, the WMLP’s book value per Common Unit was $14.83, calculated by dividing the partners’ capital attributable to limited partners of $19.1 million as of September 30, 2018 by the 1,284,840 units outstanding as of that date.

(16)

The information set forth in the first paragraph following the caption “The Offer—Conditions to the Offer” in the Offer to Purchase is amended by replacing “(i) if at the expiration of the Offer, Bankruptcy Court approval for the consummation of the Offer has not been received, or (ii)” with “if”.

(17)

The information set forth in the second and third full sentences of the first paragraph following the caption “The Offer—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is replaced with the following:

Other than the approval of the Bankruptcy Court, WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. Approval from the Bankruptcy Court to commence the Offer was sought and obtained at a hearing on February 13, 2019. On February 28, 2019, the Bankruptcy Court entered an order authorizing the consummation of the Offer. No further approvals of the Bankruptcy Court are required.